(212) 318-6054

vadimavdeychik@paulhastings.com

November 23, 2016

Ms. Megan Miller

Ms. Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli NextShares Trust (the “Trust”)

File Numbers: 333-211881; 811-23160

Dear Ms. Miller and Ms. Skeens:

This letter responds to your comments communicated to the undersigned with respect to the Pre-Effective Amendment No. 1 to the registration statement on Form N-1A for the Trust, filed on November 17, 2016, under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) with the Securities and Exchange Commission (the “Commission”). The registration statement registers the following five series of the Trust: Gabelli ESG NextShares (“ESG Fund”); Gabelli All Cap NextShares (“All Cap Fund”); Gabelli Equity Income NextShares (“Equity Income Fund”); Gabelli Small and Mid Cap Value NextShares (“Small and Mid Cap Value Fund”); and Gabelli Media Mogul NextShares (“Media Mogul Fund”) (each, a “Fund” and collectively, the “Funds”).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meanings as in the registration statement, unless otherwise indicated.

Comment 1: Please confirm that the address (city and state) for the independent registered public accounting firm will be included in future filings, as applicable.

Response: The Trust respectfully submits that the address (city and state) for the independent registered public accounting firm will be included in future filings.

Comment 2: Please confirm that final versions of the agreements filed as exhibits to Pre-Effective Amendment No. 1 will be filed as exhibits in the Registrant’s next post-effective amendment.

Response: Confirmed.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP